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SEC FILE NUMBER
8-47318

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SIERRA EQUITY GROUP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2255 Glades Road, Suite #324A
(No. and Street)

Boca Raton	Florida	33431
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian F. Zucker 732-536-4646
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN LLP
(Name - *if individual, state last, first, middle name*)

406 LIPPINCOTT DRIVE	MARLTON	New Jersey	08053
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric Bloom swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SIERRA EQUITY GROUP, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

NOTARY PUBLIC STATE OF FLORIDA
DEBBIE COLUNGA
MY COMMISSION # DD 748687
EXPIRES: February 12, 2012
Bonded Thru Budget Notary Services

Signature

Managing Member
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIERRA EQUITY GROUP, LLC

TABLE OF CONTENTS



FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Member
Sierra Equity Group, LLC

We have audited the accompanying statement of financial condition of Sierra Equity Group, LLC (the "Company") as of December 31, 2009 and the related statements of operation, changes in member's capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sierra Equity Group, LLC as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules listed in the accompanying index is presented for additional analyses and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Friedman LLP

March 31, 2010

406 LIPPINCOTT DRIVE, SUITE J, MARLTON, NJ 08053 T 856.355.5900 F 856.396.0022 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

SIERRA EQUITY GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS		
Cash	$	58,118
Securities owned, at market value		60,634
Deposit with clearing organization		49,742
Prepaid expenses		8,355
Equipment - at cost, net of accumulated depreciation of $10,002		5,611
Other assets		1,992
	$	184,452
LIABILITIES AND MEMBER'S CAPITAL		
Liabilities		
Accounts payable and accrued expenses	$	74,136
Contingencies		
Member's capital		110,316
	$	184,452

See notes to financial statements.

SIERRA EQUITY GROUP, LLC

STATEMENT OF OPERATION

YEAR ENDED DECEMBER 31, 2009

Revenue	
Commissions	$ 1,155,223
Interest and other income	200,511
	1,355,734
Expenses	
Compensation and related costs	902,056
Rent	49,903
Office	56,181
Professional fees	170,080
Consulting fees	25,049
Clearing costs	54,924
Licenses and registration fees	52,644
Insurance and other expenses	81,281
Travel and entertainment	88,603
	1,480,721
Net loss	$ (124,987)

See notes to financial statements.

SIERRA EQUITY GROUP, LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2009

Balance, January 1, 2009	$	136,585
Member contributions		98,718
Net loss for the year		(124,987)
Balance, December 31, 2009	$	110,316

See notes to financial statements.

SIERRA EQUITY GROUP, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities		
Net loss	$	(124,987)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation		5,204
Changes in assets and liabilities		
Commissions receivable		18,973
Prepaid expenses		27,356
Securities owned		(60,634)
Accounts payable and accrued expenses		37,897
Net cash used in operating activities		(96,191)
Cash flows from investing activities		
Decrease in deposits		16,550
Cash flows from financing activities		
Member's contribution		98,718
Net increase in cash		19,077
Cash, beginning of year		39,041
Cash, end of year	$	58,118

See notes to financial statements.

SIERRA EQUITY GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Organization
Sierra Equity Group, LLC (the "Company") is a registered broker-dealer in securities under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulation Authority and the Securities Investor Protection Corporation.

The Company was incorporated in the state of Illinois in 1994 and went through several name changes. In August of 2005, while named Hillcrest Asset Management, Inc., the Company was purchased by its current sole shareholder and, in February 2006 changed its name to Sierra Equity Group, Ltd. In June 2008, while named Sierra Equity Group, Ltd., the Company was effectively dissolved and changed its entity status to that of a limited liability company. At that point in time, the Company changed their name to Sierra Equity Group, LLC.

The Company has an agreement ("Agreement") with a clearing broker ("Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exempt provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ from those estimates.

Concentration of Credit Risk for Cash
The Company maintains its cash balances at one financial institution. These balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Clearing Agent
In accordance with the Agreement, all of the Company's property held by Broker including, but not limited to, securities, deposits, monies and receivables are used as collateral to secure the Company's liabilities and obligations to Broker.

Income Taxes
The Company is not a taxpaying entity for income tax purposes and, accordingly, no provision has been made for income taxes. All income or losses will be reported on the individual member's income tax returns.

Federal, state and local income tax returns for all years prior to 2006 are no longer subject to examination by tax authorities.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depreciation
Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Subsequent Events
These financial statements were approved by management and available for issuance on March 31, 2010. Management has evaluated subsequent events through this date.

2 - DUE TO BROKER

Due to Broker included in accounts payable represents the net amount relating to commissions/trading income (loss) less clearing costs. As of December 31, 2009, the balance Due to Broker was $10,777.

3 - DEPOSIT WITH CLEARING ORGANIZATION

The Company has a deposit with its clearing organizations in the amount of $49,742 as of December 31, 2009. The minimum deposit amount required is $50,000.

4 - COMMITMENTS

Customer Transactions
In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counter party, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

4 - COMMITMENTS (Continued)

Customer Transactions (Continued)
The Company does not anticipate nonperformance by customers or counter parties in the above situations. The Company's policy is to monitor its market exposure and counter party risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counter party and customer with which it conducts business.

5 - FAIR VALUE DISCLOSURES

The Company values its financial assets and liabilities in accordance with U.S. generally accepted accounting principles. Due to the nature of its operations, substantially all of the Company's assets are comprised of securities owned. Securities owned are carried at market value based on level 1 quoted market prices. Similarly, substantially all of the Company's liabilities arise from a payable to clearing organization and securities sold, but not yet purchased. The payables are short-term in nature and the carrying amounts are a reasonable estimate of fair value. Securities sold, but not yet purchased, are carried at market value based on quoted market prices.

6 - REGULATORY NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. In accordance with the Rule, the Company is required to maintain minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital, as defined, of $77,583, which was $72,583 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.96 to 1.

7 - CONTINGENCIES

The Company has been named as a defendant in customer litigations incidental to the securities business. Management, after discussions with legal counsel, believes any unfavorable outcomes in these litigations will not have a material effect on the financial statements.

In addition the Company has open litigation matters naming its managing member and involving claimed violations of unjust enrichment and fraudulent transfer claims and is seeking damages of approximately $20,000,000. The Company and its member refute these charges, maintain their innocence, and plan to defend the charges vigorously.

7 - CONTINGENCIES (Continued)

Three of the partners from the former partnership have filed suit in New York Supreme Court seeking an injunction in aid of arbitration seeking $5,000,000 in damages. The lawsuit allegedly stems from the dissolution of the Partnership and subsequent distribution of partnership assets, particularly the customer lists. The Company, with its remaining partner plans to defend the accusation.

While it is premature to accurately assess the outcome of these matters, the Company believes the ultimate outcome of these matters will not have a material effect on the Company's financial position.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2009

SIERRA EQUITY GROUP, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

Computation of net capital		
Total member's capital	$	110,316
Less - Non-allowable assets		15,958
Tentative net capital		94,358
Haircuts		16,775
Net capital	$	77,583
Computation of aggregate indebtedness		
Accounts payable and accrued expenses	$	74,136
Aggregate indebtedness	$	74,136
Computation of basic net capital requirement		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	4,942
Minimum dollar per capital requirements		5,000
Minimum net capital requirement (greater of minimum net capital or dollar requirement)	$	5,000
Excess net capital	$	72,583
Excess net capital at 1000 percent	$	70,169
Ratio: Aggregate indebtedness to net capital		0.96 to 1

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation with the Company's computation of net capital as reported in the unaudited Part II A of Form X-17A-5 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

SIERRA EQUITY GROUP, LLC
SCHEDULE II
STATEMENT PURSUANT TO RULE 17a-5(d)(2) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

The Company had no liability subordinated to claims of general creditors as of January 1, 2009. In addition, there were none in existence during the year ended December 31, 2009, and accordingly, there are no changes to the report.

SIERRA EQUITY GROUP, LLC
SCHEDULE III
STATEMENT REGARDING SEC RULE 15c3-3
AS OF DECEMBER 31, 2009

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member
Sierra Equity Group, LLC

In planning and performing our audit of the financial statements of Sierra Equity Group, LLC (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting

principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

Certified Public Accountants

Marlton, New Jersey
March 31, 2010

SIERRA EQUITY GROUP, LLC

ANNUAL AUDITED REPORT
FORM X-17X-5
PART III

SEC FILE NO. 8-47318

YEAR ENDED DECEMBER 31, 2009

AND

INDEPENDENT AUDITORS' REPORT

SIERRA EQUITY GROUP, LLC
SECURITIES INVESTOR PROTECTION CORPORATION
FORM SIPC-7T

SEC FILE NO. 8-47318

NINE MONTHS ENDED DECEMBER 31, 2009



FRIEDMAN LLP

ACCOUNTANTS AND ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of Sierra Equity Group, LLC
747 Third Avenue, 22nd Floor
New York, NY 10017

In accordance with rule 17a-5(e) (4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the nine months ended December 31, 2009, which were agreed to by Sierra Equity Group, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Sierra Equity Group, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Sierra Equity Group, LLC's management is responsible for Sierra Equity Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the nine months ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the nine months ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

March 31, 2010

SIERRA EQUITY GROUP, LLC

SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION NINE MONTHS ENDED DECEMBER 31, 2009

Period Covered	Date Paid	Amount
General assessment reconciliation for the period April 1, 2009 to December 31, 2009		$ 347.00
Payment schedule:		
SIPC-4 assessment	07/29/09	150.00
SIPC-6	07/29/09	719.00
SIPC-7T	-	-
Overpayment		$ 522.00